FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of January

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date :January 27 2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Virginia Gold Mines Inc. Second Quarterly of 2004-2005 Message from the president

Virginia is pleased to present its fiscal 2005- second quarter results along with a summation of exploration activities for this period.

Drill Programs
Four drill programs were carried out on the Corvet Est, Coulon, MegaTEM and Éléonore projects. In total, over 40,000 metres of drilling is anticipated on these projects for the year of 2005.

Award
It is with great pleasure that Virginia’s exploration team received the title “Prospector of the year 2004” for the discoveries made on the Éléonore and Coulon projects. Special thanks to its team of geologists that worked really hard all year long.

Éléonore - A Significant Discovery
Many drill results from the Éléonore project were published to date. The exploration program will resume mid-January 2005. Thus far all zones discovered conceal an exceptional potential and they remain open. A significant budget has been allocated to this project and an important drill program will be carried out in 2005.

Exploration Budget
Virginia’s exploration budget for fiscal 2004-2005 will be more than $10 million, of which $6 million will be financed by our partners and various government exploration incentive programs. With no debt, as of November 30, 2004, the Company has more than $18.9 million in working capital and exploration funds.

The President, André Gaumond

Highlights :

December 13 2004 – Éléonore Project; Roberto 14,52 g/t Au / 12,55 m at a depth of 230 m

November 29 2004 – Virginia wins the title «Prospector of the year 2004 »

November 22 2004 – Closing of a $1.5 million CA private placement at a price of $3.75 per share

November 15 2004 – Update on Coulon and Corvet Est projects – James Bay

Awarded the title « Prospector of the year 2004 »

What they said about us :
“… I like management a great deal, I like their joint-venture model, and Virginia’s large and active property portfolio is the kind of approach that delivers a large number of opportunities for exploration success.” Gold Mining Stock Report, Robert Bishop, November 2004

Graeme Currie at Canaccord Capital, Jim Mustard at Haywood Securities and Don Poirier at First Associates ont écrit des recherches sur Virginia et le projet Éléonore au cours du dernier trimestre.

All these documents can be found on Virginia’s website: www.virginia.qc.ca

VIRGINIA GOLD MINES INC. (An exploration company) Balance sheets (expressed in Canadian dollars)
	November 30, 2004 $ (unaudited)	May 31, 2004 $ (audited)
ASSETS
Current assets
Cash and cash equivalents	3 492 386	-
Short-term investments (quoted value $12 516 392, $12 933 713)	9 637 680	12 519 509
Income taxes recoverable	-	13 694
Amounts receivable	5 611 109	2 909 434
Prepaid expenses	81 233 ___________________	52 968 ___________________
	18 822 408	15 495 605

Deposit on exploration costs	49 430	150 000
Exploration funds	1 603 304	4 628 904
Long-term investments (quoted value $418 596, $299 397)	123 619	151 037
Office equipment, at cost less accumulated depreciation of $11 577($9 522as at May 31, 2004)	17 014	12 676
Mining properties	11 443 465	9 487 426
Web site development expenses, at cost less accumulated amortization of $2 477($1 742 as at May 31, 2004)	4 520 ___________________	4 556 ___________________
	32 063 760 ___________________	29 930 204 ___________________

LIABILITIES Current liabilities Accounts payable and accrued liabilities
Related companies	206 692	133 160
Others	1 329 474 ___________________	1 065 627 ___________________
	1 536 166 ___________________	1 198 787 ___________________

SHAREHOLDERS' EQUITY
Share capital	54 614 598	52 159 266
Stock options	278 070	214 439
Warrants	883 255	883 255
Deficit	(25 248 329) ___________________	(24 525 543) ___________________
	30 527 594 ___________________	28 731 417 ___________________
	32 063 760 ___________________	29 930 204 ___________________

VIRGINIA GOLD MINES INC.
(An exploration company)
Statements of Earning and Deficit
For the periods of three (3) and six (6) months ended November 30, 2004 and 2003 (unaudited)
(expressed in Canadian dollars)
	2004 3 months $	2003 3 months $	2004 6 months $	2003 6 months $
Revenue
Dividends	86 318	81 640	166 917	159 263
Interests	103 600	121 833	238 796	346 444
Fees	4 441 _________	9 663 _________	112 048 _________	62 006 _________
	194 359 _________	213 136 _________	517 761 _________	567 713 _________
Expenses
Professional and maintenance fees	74 083	31 678	147 016	55 048
Management fees	107 041	50 055	177 221	79 055
Rent and office expenses	147 444	111 974	259 963	280 318
Advertising and exhibitions	56 461	42 449	85 435	49 782
Travelling	30 527	35 676	40 561	41 732
Depreciation of office equipment	1 063	680	2 054	993
Amortization of web site development expenses	390	53	736	340
General exploration cost	67 306	47 519	339 841	215 356
Tax credits and mining rights	(30 192)	-	(139 780)	-
Cost of abandoned mining properties	116 580	59 869	332 640	79 793
Loss (gain) on sale of short-term investments	68 888	(43 008)	473	(5 545)
Loss (gain) on sale of long-term investments	(7 555) _________	2 852 _________	(7 555) _________	2 852 _________
	632 036 _________	339 797 _________	1 238 605 _________	799 724 _________
Loss for the period before income taxes	(437 677) _________	(126 661)	(720 844)	(232 011)
Income taxes	--- _________	5 217 _________	1 942 _________	3 018 ___________
Net loss for the period	(437 677)	(131 878)	(722 786)	(235 029)
Deficit - Beginning of period	(24 810 652) _________	(24 349 746) _________	(24 525 543) _________	(24 246 595) ___________
Deficit - End of period	(25 248 329) _________	(24 481 624) ___________	(25 248 329) _________	(24 481 624) ___________
Basic and diluted net loss per share	(0.012) _________	(0,004) _________	(0.020) _________	(0,007) _____________
Basic and diluted weighted average number of shares outstanding	36 911 727 _________	32 822 369 ___________	36 758 750 _________	31 764 944 ___________
VIRGINIA GOLD MINES INC. (An exploration company) Statements of Cash Flows For the periods of three (3) and six (6) months ended November 30, 2004 and 2003 (unaudited) (expressed in Canadian dollars)
	2004 3 months $	2003 3 months $	2004 6 months $	2003 6 months $
Cash flows from operating activities Net loss for the period
Items not affecting cash and cash equivalents	(437 677)	(131 878)	(722 786)	(235 029)
Cost of abandoned mining properties	116 580	59 869	332 640	79 793
Depreciation of office equipment	1 063	680	2 054	993
Amortization of web site development expenses	390	53	736	340
Compensation cost of stock options	---	---	99 736	24 413
Loss (gain) on sale of short-term investments	68 888	(43 008)	473	(5 545)
Loss (gain) on sale of long-term investments	(7 555) ___________	2 852 ___________	(7 555)	2 852 ___________
	(258 311) ___________	(111 432) ___________	(294 702) ___________	(132 183) ___________
Net change in non-cash working capital items
Amounts receivable	(153 060)	1 295 525	(344 027)	1 035 687
Prepaid expenses	(1 696)	2 857	(28 265)	(3 841)
Accounts payable and accrued liabilities	(960) ___________	15 233 ___________	(971 809) ___________	(421 988) ___________
	(155 716) ___________	1 313 615 ___________	(1 344 101) ___________	609 858 ___________
	(414 027) ___________	1 202 183 ___________	(1 638 803) ___________	477 675 ___________
Cash flows from financing activities
Increase in share capital issued for cash, net of share issue expenses	2 252 624	7 238 625	2 419 227	7 247 500
Inscrease in warrants	--- ___________	700 440 ___________	--- ___________	700 440 ___________
	2 252 624 ___________	7 939 065 ___________	2 419 227 ___________	7 947 940 ___________
Cash flows from investing activities
Change in short-term investments	2 159 189	585 613	2 881 356	1 090 028
Deposit on exploration costs	50 080	---	100 570	---
Change in exploration funds	2 528 061	(7 361 407)	3 025 600	(7 263 811)
Change in long-term investments	34 973	---	34 973	---
Increase in mining properties	(3 116 489)	(1 219 358)	(3 323 445)	(1 277 099)
Additions to office equipment	(1 450)	(340)	(6 392)	(340)
Web site development expenses	(575) ___________	(1 557) ___________	(700) ___________	(1 557) ___________
	1 653 789 ___________	(7 997 049) ___________	2 711 962 ___________	(7 452 779) ___________
Net change in cash and cash equivalents	3 492 386	1 144 199	3 492 386	972 836
Cash and cash equivalents - Beginning of period	--- ___________	1 026 324 ___________	--- ___________	1 197 687 ___________
Cash and cash equivalents - End of period	3 492 386 ___________	2 170 523 ___________	3 492 386 ___________	2 170 523 ___________

Additional information
Interests cashed	90 467	144 135	197 668	552 778
Income taxes paid	---	5 826	1 942	10 714
Long-term investments transferred in short-term investments	---	---	---	7 738
Tax credit and mining rights receivable related to exploration costs applied against mining properties	1 636 995	627 000	2 343 954	627 000
Acquisition of mining properties included in accounts payable and accrued liabilities	205 783	183 612	1 309 188	183 612
Stock options exercised and included in share capital	17 638	---	36 105	---

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)

1 Summary of significant accounting policies

Intermediary financial informations

The financial information as at November 30, 2003 and for the periods ended November 30, 2003 and 2002 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Intermediary results may not necessarily be indicative of results anticipated for the year.

These intermediary financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These intermediary financial statements should be read in conjunction with the company’s most recent annual financial statements.

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)
2 Mining properties	Undivided interest %	Balance as at June 1, 2004 $	Costs incurred $	Mining properties abandoned and payment on options $	Balance as at November 30, 2004 $

Corvet Est (90 claims)
Mining property	100	9 175	1 575	(112)	10 638
Exploration costs		344 755 ___________	1 116 608 ___________	(9 305) ___________	1 452 058 ___________
		353 930 ___________	1 118 183 ___________	(9 417) ___________	1 462 696 ___________

Coulon (1495 claims)
Mining property	100	139 429	---	---	139 429
Exploration costs		686 119 ___________	3 619 ___________	(30 000) ___________	659 738 ___________
		825 548 ___________	3 619 ___________	(30 000) ___________	799 167 ___________

Chutes-des-passes (416 claims)
Mining property	50	99 139	---	(4 976)	94 163
Exploration costs		289 859 ___________	17 979 ___________	(15 025) ___________	292 813 ___________
		388 998 ___________	17 979 ___________	(20 001) ___________	386 976 ___________

La Grande Sud (256 claims)
Mining property	100	582 218	14 446	---	596 664
Exploration costs		2 956 401 ___________	4 770 ___________	--- ___________	2 961 171 ___________
		3 538 619 ___________	19 216 ___________	0 ___________	3 557 835 ___________

Auclair (220 claims)
Mining property	100	246 212	7 011	---	253 223
Exploration costs		159 798 ___________	--- ___________	--- ___________	159 798 ___________
		406 010 ___________	7 011 ___________	0 ___________	413 021 ___________

Lac Gayot (4 permits & 75 claims)
Mining property	50	29 536	12 303	(3 058)	38 781
Exploration costs		732 937 ___________	3 984 ___________	(53 721) ___________	683 200 ___________
		762 473 ___________	16 287 ___________	(56 779) ___________	721 981 ___________

Poste Lemoyne Extension (113 claims)
Mining property	50	14 240	1 214	---	15 454
Exploration costs		414 705 ___________	5 184 ___________	--- ___________	419 889 ___________
		428 945 ___________	6 398 ___________	0 ___________	435 343 ___________

Lac Noëlla (1 permit and 120 claims)
Mining property	100	62 207	1 208	(21 566)	41 849
Exploration costs		622 822 ___________	51 852 ___________	(222 140) ___________	452 534 ___________
		685 029 ___________	53 060 ___________	(243 706) ___________	494 383 ___________

Éléonore (1026 claims)
Mining property	100	45 800	100 389	---	146 189
Exploration costs		427 476 ___________	3 016 834 ___________	--- ___________	3 444 310 ___________
		473 276 ___________	3 117 223 ___________	0 ___________	3 590 499 ___________

Megatem (1 759 claims)
Mining property	45	31 192	---	---	31 192
Exploration costs		802 898 ___________	7 678 ___________	--- ___________	810 576 ___________
		834 090 ___________	7 678 ___________	0 ___________	841 768 ___________

Megatem 3 (228 claims)
Mining property	49	---	---	---	---
Exploration costs		223 200 ___________	--- ___________	--- ___________	223 200 ___________
		223 200 ___________	0 ___________	0 ___________	223 200 ___________

Others
Mining property		230 366	49 574	(2 058)	277 882
Exploration costs		336 942 ___________	116 624 ___________	(10 678) ___________	442 888 ___________
		567 308 ___________	166 198 ___________	(12 736) ___________	720 770 ___________
Tax credit and mining rights		--- ___________	(2 204 174) ___________	--- ___________	(2 204 174) ___________
		9 487 426 ___________	2 328 678 ___________	(372 639) ___________	11 443 465 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Statements of deferred exploration expenses
(expressed in Canadian dollars)
For the periods of three (3) and six (6) months ended November 30, 2004 (unaudited)
	3 months $	6 months $
Balance - Beginning of period	9 874 768 ___________	9 487 426 ___________
Expenses incurred at beginning of period
Claims and permits	138 416	187 721
Analysis	115 173	157 930
Drilling	1 558 205	1 781 973
Geophysics	10 220	33 959
Geology	378 961	631 903
Stripping	109 860	212 094
Transport	562 536	803 210
Salaries	361 984	623 604
Lodging	66 725 ___________	100 459 ___________
	3 302 080 ___________	4 532 853 ___________
Options payment	(10 000)	(40 000)
Abandoned mining properties	(116 580)	(332 640)
Tax credit, mining rights and grants	(1 606 803) ___________	(2 204 174) ___________
	(1 733 383) ___________	(2 576 814) ___________
Balance - End of period	11 443 465 ___________	11 443 465 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to Intermediary Financial Statements (unaudited)
(expressed in Canadian dollars)

3 Share Capital

Authorized
Unlimited number of common shares, without par value 37 967 978 shares issued and allotted *

* 184 938 shares are subject to escrow and cannot be released without the consent of regulated authorities.

Variation of issued and fully paid share capital

		Number	Allotted value $
Balance at the beginning of the period		36 638 915	52 159 266
Stock options		613 532	481 286 *
Purchase warrants		315 198	472 797
Private placements		400 333	1 501 249
Balance at the end of the period		37 967 978	54 614 598
(*) Including stock options of $36 105 wich have been accounted for in stock options in 2003.
4 Purchase warrants
	Number	Weighted average exercise price $
Outstanding - beginning of period	3 198 066	1.93
Granted	0	---
Exercised	(315 198)	1.50
Expired	(153 846)	1.60
Outstanding - end of period	2 729 022	1,99
Warrants expire at the latest in May 2005.

5 Stock Option Plan
The company established a stock option plan as described in note 9 of the audited annual financial statements. The following tables present the stock option activity since June 1, 2004 and summarize information about fixed stock options outstanding and exercisable as at November 30.

2004
		Number	Weighted average exercise price $
Outstanding - Beginning of the period		2 749 941	0.77
Exercised		(613 532)	0.73
Granted		137 000	1.23
Matured or cancelled		--- ___________	--- ___________
Outstanding and exercisable - End of period		2 273 409 ___________	0.81 ___________

	Options outstanding and exercisable as at Nov. 30, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price $
Range of exercise prices
$0.43 to $0.90	2 029 409	4.17	0.74
1.23 to $1.42	244 000	8.55	1.33

The fair value of options was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

Period ended November 30, 2004
Risk-free interest rate 4.51%
Expected volatility 53%
Dividend yield nil
Weighted average expected life 84 months
Weighted average fair value of options granted $0.728

The company recognizes, as a compensation cost arising from awards to key employees, officers and directors the excess, if any, of the fair value of the shares at the date of grant over the exercise price of the options. $47 320 has been accounted for in the financial statements for the year ended November 30, 2004.
The compensation cost arising from stock options granted to suppliers amounts to $52 416 for the period ended November 30, 2004. The compensation cost has been included in professional fees and general exploration cost and the related credit has been recognized in the stock options recorded under Shareholders' Equity.

6 Differences between Canadian and U.S. GAAP
These interim financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 18 to the company’s most recent annual financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim financial statements.

Reconciliation of net loss to conform with U.S. GAAP

The following summary sets out the material adjustments to the company's reported net loss and net loss per share which would be made to conform with U.S. GAAP.

	Three-month periods ended		Six-month periods ended
	November 30, 2004 $	November 30, 2003 $	November 30, 2004 $	November 30, 2003 $
Net loss for the period in accordance with Canadian GAAP	437 677	131 878	722 786	235 029
Mining properties	1 568 697	590 617	1 956 039	753 918
Stock options granted to non-employees and repricing	1 093 633	457 598 ___________	1 320 576	592 797 ___________
Net loss for the period in accordance with U.S. GAAP	3 100 007	1 180 093	3 999 401	1 581 744
Other comprehensive loss Unrealized (gains) loss on short-term investments	(2 275 645)	(318 975)	(2 449 191)	(282 018)
Unrealized gains on long-term investments	(181 546)	(104 309) ___________	(146 617)	(218 316) ___________
Comprehensive loss	642 816	756 809 ___________	1 403 593	1 081 410 ___________

Basic and diluted net loss per share in accordance with U.S. GAAP	0.018 ___________	0,036 ___________	0.038 ___________	0,050 ___________

Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP	36 726 789 ___________	32 822 369 ___________	36 573 812 ___________	31 764 944 ___________

As a result of the above adjustments to net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:
	As at November 30, 2004 $ (unaudited)	As at May 31, 2004 $ (audited)
Share capital
Share capital in accordance with Canadian GAAP	54 614 598	52 159 266
Stock options	278 070	214 439
Warrants	883 255	883 255
Stock-based compensation costs	2 953 522 ___________	1 632 946 ___________
Share capital in accordance with U.S. GAAP	58 729 445 ___________	54 889 906 ___________

Contributed surplus
Contributed surplus in accordance with U.S. GAAP	---	---
Stock options cancelled	703 756 ___________	703 756 ___________
Contributed surplus in accordance with Canadian GAAP	703 756 ___________	703 756 ___________

Accumulated deficit
Deficit in accordance with Canadian GAAP	25 248 329	24 525 543
Mining properties	11 443 465	9 487 426
Stock-based compensation costs	3 657 278 ___________	2 336 702 ___________
Deficit in accordance with U.S. GAAP	40 349 072 ___________	36 349 671 ___________
Other accumulated comprehensive income Unrealized gains on short-term investments and exploration funds
Balance - Beginning of period	429 521	108 613
Unrealized gains arising during the period	2 449 191 ___________	320 908 ___________
Balance - End of period	2 878 712 ___________	429 521 ___________

Unrealized gains on long-term investments
Balance - Beginning of period	148 360	(41 381)
Unrealized gains arising during the period	146 617 ___________	189 741 ___________
Balance - End of period	294 977 ___________	148 360 ___________
Other accumulated comprehensive income	3 173 689 ___________	577 881 ___________

Balance Sheets
	November 30, 2004 $ (unaudited)	May 31, 2004 $ (audited)
Current assets
Cash and cash-equivalents	3 492 386	---
Short-term investments	12 516 392	12 933 713
Income taxes recoverable	---	13 694
Amounts receivable	5 611 109	2 909 434
Prepaid expenses	81 233 ___________	52 968 ___________
	21 701 120	15 909 809

Deposit on exploration costs	49 430	150 000
Exploration funds	1 603 304	4 644 221
Long-term investments	418 596	299 397
Office equipment	17 014	12 676
Web site development expenses	4 520 ___________	4 556 ___________
	23 793 984 ___________	21 020 659 ___________

Current liabilities
Accounts payable and accrued liabilities
Related companies	206 692 ___________	133 160 ___________
Others	1 329 474 ___________	1 065 627 ___________
	1 536 166 ___________	1 198 787 ___________

Shareholders' Equity
Share capital	58 729 445	54 889 906
Contributed surplus	703 756	703 756
Deficit	(40 349 072) ___________	(36 349 671) ___________
Other accumulated comprehensive income	3 173 689 ___________	577 881 ___________
	22 257 818 ___________	19 821 872 ___________
	23 793 984 ___________	21 020 659 ___________

Statements of cash flows
	Three-month periods ended		Six-month periods ended
	November 30, 2004 $	November 30, 2003 $	November 30, 2004 $	November 30, 2003 $
Operating activities	(3 530 516)	(17 175)	(4 962 248)	(799 424)
Financing activities	2 252 624	7 939 065	2 419 227	7 947 940
Investing activities	4 770 278 ___________	(6 777 691) ___________	6 035 407 ___________	(6 175 680) ___________
Increase in cash and cash equivalents	3 492 386	1 144 199	3 492 386	972 836
Cash and cash equivalents - Beginning of period	--- ___________	1 026 324 ___________	--- ___________	1 197 687 ___________
Cash and cash equivalents - End of period	3 492 386 ___________	2 170 523 ___________	3 492 386 ___________	2 170 523 ___________

Statements of earnings
	Three-month periods ended		Six-month periods ended
	November 30, 2004 $	November 30, 2003 $	November 30, 2004 $	November 30, 2003 $
Revenues	201 914	256 144	525 316	573 258
Expenses	3 301 921 ___________	1 431 020 ___________	4 522 775 ___________	2 151 984 ___________
Loss for the period before income taxes	(3 100 007)	(1 174 876)	(3 997 459)	(1 578 726)
Income taxes	--- ___________	5 217 ___________	(1 942) ___________	3 018 ___________
Net loss for the period in accordance with U.S. GAAP	(3 100 007) ___________	(1 180 093) ___________	(3 999 401) ___________	(1 581 744) ___________

Accounting for stock-based compensation
	Three-month periods ended		Six-month periods ended
	November 30, 2004 $	November 30, 2003 $	November 30, 2004 $	November 30, 2003 $
Net loss for the period in accordance with U.S. GAAP	3 100 007	1 180 093	3 999 401	1 581 744
Adjustment related to stock options granted to directors and managers	--- ___________	--- ___________	--- ___________	33 713 ___________
Pro-forma net loss for the period	3 100 007 ___________	1 180 093 ___________	3 999 401 ___________	1 615 457 ___________
Pro-forma net loss per share	0.084 ___________	0,036 ___________	0.109 ___________	0,036 ___________

MANAGEMENT’S DISCUSSION and ANALYSIS

Nature of activities

The company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Selected consolidated financial information

	Results as at November 30		Results as at May 31
	2004		2004	2003
	($)		($)
	(3 months)	(6 months)	(12 months)	(12 months)
Revenues Sales	---	---	---	---
Interests and other	194 359 ____________	517 761 ____________	1 069 245 ____________	1 033 147 ____________
	194 359	517 761	1 069 245	1 033 147

Expenses Management fees	417 009	712 986	1 144 632	1 006 902
General exploration fees	67 306	339 841	342 784	216 999
Grants, tax credits and mining rights	(30 192)	(139 780)	(115 636)	(102 421)
Cost of abandoned mining properties	116 580	332 640	287 077	1 179 571
Loss (profit) on sale of investments and mining properties	61 333	(7 082)	(364 398)	(16 338)
Less value of temporary investments	--- ____________	--- ____________	--- ____________	267 060 ____________
	632 036	1 238 605	1 294 459	2 551 773

Income tax	---	1 942	---	21 762
Net loss	437 677	722 786	225 214	1 540 388
Basic and diluted net loss per share	0.012	0.020	0.007	0.05
Other information
Total asset	32 063 760	32 063 760	29 930 204	21 589 201
Long-term debt	---	---	---	---
Shareholders’ equity	30 527 594	30 527 594	28 731 417	20 879 005

Since its incorporation, Virginia has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Corporation’s financial needs to found its exploration programs and its future financial growth, and any other factor that the board deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

Result of operations

The company suffered a net loss of $ 722 786 for the first six month period compared to
$ 235 029 for the corresponding period of the previous fiscal year. Interest revenues have decreased close to 31%. This gap is due to lower interest rates. The company also receives fees for its role as operator of projects in partnerships. The increase of $ 50 042 is mainly due to the addition of the agreement with Noranda on Coulon project. The increase in professional and maintenance fees is due to the accounting of fair value of stock options granted to suppliers during the quarter ended August 31, 2004, the editing of the
Shareholder Rights Plan and public relation fees by an American firm during the second quarter. Maintenance costs have increased by $ 20 816 due to an increase in the number of shareholders (nearly 67%) and a significant increase in Trades of the company’s stock on the market. The increase of management fees is due to a greater assumption of exploration work by the company. The decrease in rent and office expenses due mainly, during the comparative six month period, to the accounting of the fair value of stock options granted to directors, officers and employees. The company increases his budget of advertising for the current year, increasing advertising, exhibitions and travelling expenses. During the six month period ended November 30, 2004, the company has partially abandoned the project
Apple, Noëlla, Chutes des Passes, Sagar, Guyer Sud, Lac Gayot, Sakami Extension and
Corvet Est.

Quaterly information

The information presented below details the total revenues, overall net profit (net loss), and the net profit (net loss) per participating of the last eight quarters.

Quarter ended	Total revenues	Net profit (net loss)	Net profit (net loss) per share
			Basic	Diluted
2004-11-30 2004-08-31 2004-05-31 2004-02-29 2003-11-30 2003-08-31 2003-05-31 2003-02-28	194 359 323 402 226 770 606 282 256 144 354 577 311 235 279 708	(437 677) (285 109) 23 400 (13 585) (131 878) (103 151) (293 208) (546 811)	(0.012) (0.008) 0.001 (0.001) (0.004) (0.003) (0.008) (0.018)	(0.012) (0.008) 0.001 (0.001) (0.004) (0.003) (0.008) (0.018)

Liquidity

Virginia’s working capital remains excellent at $ 17 286 242, increasing by $ 2 989 424 from the beginning of the period. Tax credit and mining rights explain why working capital increase from quaterly to quaterly. The company also has exploration funds of
$ 1 603 304 that will finance exploration works during the next winter. The company has no long-term debt and the working capital will cover the cost of current expenses and some exploration costs in future years.

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 years
Lease	$ 69 216	$ 39 552	$ 29 664

Capital resources

A private placement has been raised during the second quarter for $ 1 501 249 wich will finance exploration works on Eleonore.
613 532 stock options have been exercised for an amount of $ 445 181 and 315 198 warrants have been exercised for an amount of $ 472 797 during the two firsts quarters.

Off balance sheet arrangements

The company has no off balance sheet arrangements.

Related party transactions

The company entered into the following transactions with the companies owned by directors and executive officers :

	November 30, 2004 $	November 30, 2003 $
Expenses capitalized in mining properties	225 186	141 831
Purchase of office equipment	315	---
Management fees	177 221	79 055
Rent and office expenses	238 827	239 675
Professional fees	1 000	---
General exploration costs	108 105	63 480

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Mining properties book values

At the end of each quarter, exploration work done on mining properties are reviewed to evaluate their potential. Following this analyse, write-off are done if the case may be.

Changes in accounting policies

No accounting policies have been modified during the two firsts quarters.

Financial instruments

Fair value
Cash and cash equivalents, amounts receivable, exploration funds and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined base on market value, amount to
$ 12 516 392 and $ 12 933 713 as at November 30, 2004 and May 31, 2004 respectively.

The fair value of exploration funds, determined base on market value, amount to
$ 1 603 304 and $ 4 644 221 as at November 30, 2004 and May 31, 2004 respectively.

Interest rate risk as at November 30, 2004 and May 31, 2004
The company’s exposure to interest rate risk is summarized as follows :

- Cash and cash equivalents Variable interest rate
- Short-term investments Investments in public companies, Bonds and others securities bearing, Variable interest rate
- Amounts receivable Non interest bearing
- Exploration funds Variable interest rate
- Accounts payable and accrued liabilities Non interest bearing

Disclosure of outstanding share data

The company can issue an unlimited number of common shares, without per value.
As at January 12, 2005, 38 235 578 shares are issued and allotted.

Risk and uncertainties

Financial risk
The company is considered to be in the exploration stage, that it is dependant on obtaining regular financing in order to continue exploration.
Despite previous success in acquiring this financing, there is no guarantee of obtaining any future financing.

Risk on the uncertainty of title
Although the company has taken steps to verify title to mining properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Environmental risk
The company is subject to various environmental incidents that can incurred during exploration work. The company maintains an environmental management system including operational plans and practices.

Outlook

The company will be extremely active in exploration throughout the next months. This winter, work will mainly be carried out on Eleonor and Coulon properties.

Additional information and continuous disclosure

This Management’s Discussion and Analysis has been prepared as of January 12, 2005.
Additional information on the company is available through regular filings of press releases, financial statements and its annual information form on SEDAR
(www.sedar.com).

FORM 52-109FT2
Certification of interim filings during transition period

I, André Gaumond, President of Virginia Gold Mines inc., certify that :
1. I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting
Certification of Disclosure in Issuers’ Annual and Interim Filings) of Virginia Gold Mines (the issuer)
for the interim period ending November 30, 2004.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) André Gaumond
Président, le 14 janvier 2005
President, January 14, 2005

FORM 52-109FT2
Certification of interim filings during transition period

I, Gaétan Mercier, Chief Financial Officer of Virginia Gold Mines inc., certify that :
1. I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting
Certification of Disclosure in Issuers’ Annual and Interim Filings) of Virginia Gold Mines (the issuer)
for the interim period ending November 30, 2004.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) Gaétan Mercier
Directeur Financier, le 14 janvier 2005
Chief Financial Officer, January 14, 2005